WOODSIDE

RECEIVED

2004 AUG 10 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04036115

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- 15 years of LNG production from North West Shelf Venture, lodged with the Australian Stock Exchange on 28 July 2004;
- LNG Sales and Purchase Agreement signed with Kansai Electric, lodged with the Australian Stock Exchange on 28 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

Dlw 8/10

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 28 JULY 2004
10.30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

15 YEARS OF LNG PRODUCTION FROM NORTH WEST SHELF VENTURE

The North West Shelf Venture has reached another milestone in its development by reaching 15 years of reliable production of liquefied natural gas (LNG).

It is 15 years to the day since the first cargo of LNG left the NWS Venture's Withnell Bay loading facilities near Karratha, Western Australia. The *Northwest Sanderling* left port on 28 July 1989 and unloaded its cargo in Japan on 9 August 1989. It is symbolic that the same ship is scheduled to leave port today for Japan.

To mark the historic occasion, Australian Prime Minister John Howard today unveiled a commemorative plaque at the NWS Venture's onshore gas plant at Karratha. The Prime Minister visited the gas plant as part of a tour of the Pilbara region.

Woodside's Chief Executive Officer of the North West Shelf Venture, Steve Ollerearnshaw, said the visit by the Prime Minister recognised the important role that LNG had played in the economic development of the State and Australia.

"Over the past 15 years the North West Shelf Venture has established itself as a reliable and dependable producer and supplier of LNG to Asian and other international markets," Mr Ollerearnshaw said.

"2004 is a landmark year for us in celebrating 15 years of LNG production, 20 years of domestic gas supply in Western Australia and the completion of a major expansion program, which has included a fourth LNG processing train, a second offshore trunkline and a ninth LNG ship.

"These achievements are testament to all who have played a part in our business – in exploration, development, operations, marketing and shipping – as well as to those in the local community and government who have supported one of Australia's great success stories."

The vast majority of the NWS Venture's LNG has been produced for customers in Japan, with more than 1,600 LNG cargoes delivered to Japan since 1989 without missing a single delivery. The NWS Venture also supplies LNG to Korea and will be supplying LNG to China's first LNG project from 2006.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 28 JULY 2004
3:00PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

LNG SALES AND PURCHASE AGREEMENT SIGNED WITH KANSAI ELECTRIC

Please find attached a News Release issued by North West Shelf Australia LNG Pty. Ltd.

For media inquiries please contact Tony Johnson, Corporate Affairs Coordinator on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au